UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about nomination of board member by minority shareholders

—

Rio de Janeiro, July 7, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on June 15, 2021, and pursuant to CIRCULAR LETTER/CVM/SEP/No.01/2021, reports that it has received the nomination of candidates for the Board of Directors, in case multiple voting process is adopted. Board of Directors election will take place at the next Extraordinary General Meeting, yet to be called.

The candidates were appointed by the asset managers Absolute Gestão de Investimentos, Moat Capital Gestão de Recursos and Banco Clássico.

Candidate	Position
JOSÉ JOÃO ABDALLA FILHO	Board member appointed by minority shareholders
MARCELO GASPARINO DA SILVA	Board member appointed by minority shareholders
PEDRO RODRIGUES GALVÃO DE MEDEIROS	Board member appointed by minority shareholders

Below is an excerpt of the candidate's CV received by the company.

José João Abdalla Filho, banker, is the CEO and controlling shareholder of Banco Clássico S.A. He is also CEO of Dinâmica Energia S.A., Jupem S.A. Participações e Empreendimentos, da Navegação Porto Morrinho S.A. – NPM, Agro Imobiliária Primavera S.A. and Socal S.A. Mineração e Intercâmbio Comercial e Industrial. Is a member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – TAESA and Companhia Energética de Minas Gerais – CEMIG, besides being an alternate member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro – CEG. The candidate declares to be an independent director according to the criteria provided for in Article 18, paragraph 5 of the company's bylaws.

Marcelo Gasparino da Silva is a lawyer with specialization course in Corporate Tax Administration from ESAG (Santa Catarina State University). He has been Chairman of the Board of Directors of Eternit since 2017, member of the Board of Directors of Vale since 2020, of Cemig since 2016 and was a member of the Fiscal Council of Petrobras (2019-2020 e 2020-21). With experience in the sectors of mining and steel, oil & gas, petrochemical, logistics, generation, transmission and distribution of energy, distribution of natural gas, transformation of steel, basic industry, civil construction, roofing for civil construction including photovoltaic generation, storage and basic sanitation acquired skills, abilities and knowledge, skills that allow to contribute in the most diverse subjects and strategies that are dealt with in the boards on which it participates, such as turnaroud, ESG, capital structure, merger & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, including judicial reorganization, executive succession, highly complex legal issues and leadership in coping with global impact crises such as COVID-19. He is a Board Member certified by the Brazilian Institute of Corporate Governance - IBGC since 2010. He started his executive career as Legal and Institutional Director of Celesc (2007-2009). He was Chairman of the Board of Directors of Usiminas during the height of the 2015-16 economic crisis in the midst of the greatest Brazilian corporate conflict, with its shares reaching R$ 0.85 in January 2016 and exceeding R$ 4.00 in April, after important action by the Council. In April 2017, he was elected President of the Board of Directors of Eternit to lead the Company turn around with the election of a new executive board, but in the same year the Company suffered a major setback in a legal issue that banned the use of Chrysotile Asbestos in Brazil, and which ended up dredging it for a Judicial Reorganization Process in 2018. Leading the board at the complex moment acted for Eternit to search for a new business in the photovoltaic area, being launched the photovoltaic roof tiles Eternit Solar and Tégula Solar, including in its product portfolio with technology and innovation. He was member of the boards of directors of Bradespar (2015-16), Battistella (2016-17), Casan (2019), Celesc (2011-14 and 2018-19), Eletrobras (2012-14 and 2016), Eletropaulo (2016- 18), Gasmig (2020-21), Kepler Weber (2017-20) Tecnisa (2012-14) and Usiminas (2012-16). He was a fiscal advisor to AES Tietê (2013-14), Bradespar (2014-15) and Braskem (2018-19). The candidate declares to be an independent director according to the criteria provided for in Article 18, paragraph 5 of the company's bylaws.

Pedro Medeiros has over 17 years’ experience in capital markets. Co-Founding partner of asset management Atalaya Capital. Latin American Research Director for Citigroup by 2010-2020 and of UBS and Pactual investment banks by 2005-2010. Pedro was consistently elected amongst the top-3 investment analysts in Latin America for the last ten years, ranked first in the Institutional Investor and Starmine surveys. Mr. Medeiros is an observer of Petrobras and its mains subsidiaries since 2007, has acted in multiple capital market transactions for corporates in commodities, healthcare, infrastructure and industrial sectors, amongst them the initial public offer and subsequent privatization of BR Distribuidora. Pedro has an Industrial Engineering degree from UFRJ and the Ohio State University. The candidate declares to be an independent director according to the criteria provided for in Article 18, paragraph 5 of the company's bylaws.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer